LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator - State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

17-05-2005 No. 13

Fax. (202) 942 95 25


05008619

SUPPL

No. of pages: 1+2

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the Vilnius Stock Exchange ("VSE"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event
2. Press Release "AB Lietuvos Telekomas to Participate in the Planned Acquisition of Microlink"

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 618 80 072, fax. +370 5 231 38 60.

Very truly yours,



Darius Džiaugys
Investor Relations Officer



Encl.: 1. Announcement of Material Event (1 page)
2. Press Release (1 page)

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code: 1212 15434, Savanoriu ave. 28,
(type of the Issuer, company's name, company's code, address of headquarters)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, Vilnius Stock Exchange,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service, ELTA

3. For the purpose of development of cooperation relations between telecoms of the Baltic
(data of the material event, short description)
states AB Lietuvos Telekomas is planning to participate in the international transaction on acquisition of AS MicroLink company.

On 16 May 2005 AB Lietuvos Telekomas signed the Forward Shares Purchase agreement with Estonian telecommunication company AS Elion Ettevotted and Latvian telecommunication operator SIA Lattelekom, according to which AB Lietuvos Telekomas acquired the right of option regarding the purchase of 100 per cent of shares of UAB Microlink Lietuva, UAB Baltijos Kompiuterių Akademija and UAB Fortek Information Technologies.

After signing of the agreement the telecoms will execute the due diligence of the purchased company, after which the final decision regarding acquisition of the shares of MicroLink and their price will be taken. The competition regulatory authorities of Baltic States will also analyze the transaction and present their opinion. In case of positive resolution of the Board of Lietuvos Telekomas the shares purchase process is foreseen to be completed within 3-4 months.

4. Announcement is not considered confidential and discloses the content of the
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)
confidential announcement of material event of 11 January 2005.

5. Paulius Pakutinskas, Senior Executive Legal Adviser
(forename, surname(name) and office phone numbers of persons authorised by the Issuer to provide additional information
tel. + 370 5 236 73 30
about material event)

6. General Manager Arūnas Šikšta .... 17 May 2005
(forename, surname and signature of the Manager of the Issuer (forename, surname and signature of the person authorised by the Manager of the Issuer in writing, is case the authorised person is legal entity – its name, forename, surname and signature of its Manager); date of signing)



LIETUVOS TELEKOMAS
VILNIUS

LIETUVOS TELEKOMAS

PRESS RELEASE
17-05-2005

AB Lietuvos Telekomas to Participate in the Planned Acquisition of Microlink

For the purpose of development of cooperation relations between telecoms of the Baltic states AB Lietuvos Telekomas is planning to participate in the international transaction on acquisition of AS Microlink company.

On 16 May 2005 AB Lietuvos Telekomas signed the Forward Shares Purchase agreement with Estonian telecommunication company AS Elion Ettevotted and Latvian telecommunication operator SIA Lattelekom, according to which AB Lietuvos Telekomas acquired the right of option regarding the purchase of 100 per cent of shares of UAB Microlink Lietuva, UAB Baltijos Kompiuterių Akademija and UAB Fortek Information Technologies.

"The agreement reflects that all the three telecommunication operators' strife for transition to closer cooperation. In this particular case we are talking about a common project, which will give all the three Baltic states' telecoms the possibility to join their forces in the field of telecommunications and IT for the purpose of better serving of both domestic and pan-Baltic customers", - states Arūnas Šikšta, General Manager of AB Lietuvos Telekomas – "Besides, to my opinion the merger of telecommunication companies with one of the region's IT services market leaders would bring unquestionable benefit to all our customers, since it would allow for more efficient utilization of the tangible and intellectual resources of all the parties to the transaction for development of services".

After signing of the agreement the telecoms will execute the due diligence of to be purchased company, after which the final decision regarding acquisition of the shares of Microlink and their price will be taken. The competition regulatory authorities of Baltic States will also analyze the transaction and present their opinion. In case of positive resolution of the Board of Lietuvos Telekomas the shares purchase process is foreseen to be completed within 3-4 months.

AB Lietuvos Telekomas is the company, having the largest experience in the telecommunications business in Lithuania and the leading provider of the Internet, public fixed telephone communication, networks, leased lines and network interconnection services in the country. The company is indirectly owned by TeliaSonera, one of the largest telecommunications corporations in the Nordic and Baltic countries, which holds 60 per cent of the shares of the company through its subsidiary Amber Teleholding A/S.

Rosvaldas Gorbačiovas
Press Officer
+370 5 236 75 37
+370 687 33344